

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 2, 2017

Joseph Moscato
President and Chief Executive Officer
Generex Biotechnology Corporation
10102 USA Today Way
Miramar, FL 33025

>   **Re: Generex Biotechnology Corporation
>   Preliminary Proxy Statement on Schedule 14A
>   Filed April 18, 2017
>   File No. 000-25169**

Dear Mr. Moscato:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

APPROVAL OF AN AMENDMENT TO GENEREX'S RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK
(Item 2 on the Proxy Card), page 26

1. We note that the increase in the number of authorized shares is necessary to complete the acquisitions of Emmaus Life Sciences, Inc. and Hema Diagnostic Systems, LLC. Please revise your proxy statement to provide all of the information required by Item 14 of Schedule 14A with respect to the transactions with Emmaus Life Sciences and Hema Diagnostic Systems. See Note A to Schedule 14A. Alternatively, explain why such disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Christine Westbrook at (202) 551-5019 or Erin Jaskot at (202) 551-3442 with any questions.

          Sincerely,

          /s/ Erin K. Jaskot, *for*

          Suzanne Hayes
          Assistant Director
          Office of Healthcare and Insurance

cc: Gary A. Miller, Esq.
  Eckert, Seamans, Cherin & Mellott LLC